GRAVITAS CAPITAL INTERNATIONAL INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

GRAVITAS CAPITAL INTERNATIONAL INC.

Statement of financial Condition

December 31, 2019

(With Independent Auditors' Report Thereon Required by Rule 17a-5)







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-69851

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gravitas Capital International Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 Bay Street Suite 1720
(No. and Street)

Toronto (City) Ontario Canada (State) M5H 2R2 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel D. Bowering 416 367 0999
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin CPAs, LLP
(Name – *if individual, state last, first, middle name*)

132 Nassau Street Suite 1023 (Address) New York (City) NY (State) 10038 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Daniel D. Bowering_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Gravitas Capital International Inc._____ , as
of _____December 31_____ , 20 _19_____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

None

_____

_____
Signature

__CEO_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
[X] **(a)** Facing Page.
[X] **(b)** Statement of Financial Condition.
[ ] **(c)** Statement of Income (Loss) **or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).**
[ ] **(d)** Statement of Changes in Financial Condition.
[ ] **(e)** Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
[ ] **(f)** Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[ ] **(g)** Computation of Net Capital.
[ ] **(h)** Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] **(i)** Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[ ] **(j)** A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRAVITAS CAPITAL INTERNATIONAL INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash	$	31,635
Other Assets		
TOTAL ASSETS	**$**	**31,635**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	16,481
Total Liabilities		16,481

Equity

Capital Stock, without par value, 200 authorized, 1 share issued and outstanding		1,250
Additional paid in capital		555,260
Accumulated deficit		(541,356)
Total Equity		15,154
TOTAL LIABILITIES AND EQUITY	**$**	**31,635**

The accompanying notes are an integral part of this audited financial statement.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

GRAVITAS CAPITAL INTERNATIONAL INC. ("we", "our" and the "Company") was incorporated on March 15, 2013   in New York State as a subsidiary of 2242257 Ontario Inc. which is the sole stockholder of the company. The Company is dependent upon its Stockholder.

The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and conducts a securities business generally limited to private placements of securities. The company commenced operations after receiving FINRA approval on August 6, 2015. The Company changed its name from P.S. Securities (USA) Inc. to Gravitas Capital International Inc. in May of 2018.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue due to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) .identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as of January 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Advisory

The Company provides advisory services on mergers and acquisitions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Income Taxes

The Company accounts for income taxes in accordance with the US Generally Accepted Accounting Principles which requires the asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will expire before the Company is able to realize their benefits.

Related Party Transactions

The stockholder, 2242257 Ontario Inc., pays office and administrative expenses including accounting, rent, telephone and secretarial fees and allocates a portion of the expense to the Company. The Company is dependent upon the stockholder for continued financial support.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of FINRA, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2019, the Company's net capital was $15,154 which was $10,154 in excess of its required net capital of $5,000.

The Company's debt-equity ratio was 1.0876 to 1.

NOTE 4 – GOING CONCERN

The accompanying statements have been prepared assuming the Company will continue as a going concern. The Company had no revenues in 2019 and a loss from operations. This raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. However, the parent company has pledged any required additional support to the Company to enable it to continue as a going concern and maintain required regulatory minimum net capital.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its stockholder. The stockholder provides administrative and other services to the company. During the fiscal year ended December 31, 2019, the stockholder allocated to the Company $250 per month for office space and administrative support.

NOTE 6 - INCOME TAXES

For income tax purposes, the company operates as a "C" corporation. ASC 740-10 requires a valuation allowance to be recorded when it is more likely than not that some or all of the deferred tax assets will not be realized. At December 31, 2019, the Company has available a net operating loss carryforward of approximately $541,000 which will expire in the year 2038. A valuation allowance of $162,000 was established to offset the deferred tax asset arising from this carryforward. Therefore, no deferred tax assets have been recorded on the accompanying statement of financial condition.

NOTE 7 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 26, 2020, the date that these financial statements were issued. The Company believes that there are no subsequent events requiring further disclosure.

NOTE 8- SIPC Reconciliation Requirement

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Gravitas Capital International Inc.
Bay-Adelaide Centre
333 Bay Street, Suite 1700
Toronto, Ontario M5H 2R2 Canada

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Gravitas Capital International Inc. as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Gravitas Capital International Inc. as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Gravitas Capital International Inc.'s management. Our responsibility is to express an opinion on Gravitas Capital International Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Gravitas Capital International Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as Gravitas Capital International Inc.'s auditor since 2015.

New York, NY
February 7, 2020